Exhibit 21.1

Subsidiaries of Rocket Pharmaceuticals, Inc.

	Subsidiary	Jurisdiction of Incorporation	Rocket Ownership
1.	Inotek Securities Corporation	Massachusetts	100%
2.	Rocket Pharmaceuticals, Ltd.	Cayman Islands	100%
3.	Rocket Foundation, Inc.	Delaware	100%